September 30, 2019

Evan Ce Xu
Chief Financial Officer
Genetron Holdings Limited
1-2/F, Building 11, Zone 1
No.8 Life Science Parkway
Changping District, Beijing, 102206
Peoples Republic of China

       Re: Genetron Holdings Limited
           Draft Registration Statement on Form S-1
           Submitted on September 3, 2019
           CIK No. 0001782594

Dear Mr. Ce Xu:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you or anyone authorized to do so, on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
We face risks associated with uncertainties relating to Regulation, page 24

2. We note your reference to the restricted nature of the category of foreign investment of
 Evan Ce Xu
Genetron Holdings Limited
September 30, 2019
Page 2
       your PRC operating entities. Please include discussion of the nature of the business and category of foreign investment for Genetron (Tianjin), your wholly foreign owned enterprise.
Liquidity and Capital Resources, page 90

3. Please expand your disclosure to describe clearly your financing activities including your plans regarding financing activities for your business going forward. Also, clarify the reference to the bank loan in this section, as it appears you do not have existing bank loans.
Properties and Facilities , page 139

4. Please clarify the term of your Beijing lease. Also, please file your material lease agreements as exhibits, or advise.
Principal and Selling Shareholders, page 161

5. With respect to each principal shareholder that is a legal entity, please identify clearly all natural persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by that shareholder. Refer in particular to the shareholders in footnotes 6, 8 and 11.
Undertakings, page II-4

6.     Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
       Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
       430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
       Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any questions.



                                                               Sincerely,

FirstName LastNameEvan Ce Xu                                   Division of
Corporation Finance
                                                               CF Office of
Real Estate &
Comapany NameGenetron Holdings Limited
                                                               Construction
September 30, 2019 Page 2
cc:       Li He, Esq.
FirstName LastName